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Exhibit 99.4

ENERPLUS RESOURCES FUND

VOTING DIRECTION FOR HOLDERS OF
ENERPLUS EXCHANGEABLE LIMITED PARTNERSHIP CLASS B LIMITED PARTNERSHIP UNITS

        The undersigned holder (the "Holder") of Enerplus Exchangeable Limited Partnership Class B limited partnership units ("EELP Units") has the right to instruct Computershare Trust Company of Canada (the "Trustee") in respect of the exercise of their votes at the special meeting of the unitholders of Enerplus Resources Fund (the "Fund") to be held on December 9, 2010 (the "Meeting"), as follows:

•
To instruct the Trustee to exercise the votes to which the Holder is entitled as indicated below; OR

•
To instruct the Trustee to appoint a representative of the Fund's management as proxy to exercise the votes to which the Holder is entitled as indicated below; OR

•
To instruct the Trustee to appoint the Holder, or the Holder's designee as a proxy to exercise personally the votes to which the Holder is entitled as indicated below.

The Holder directs that their EELP Units be voted as follows:

1.
Arrangement Resolution

  To consider and, if thought advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution"), the full text of which is set forth in Appendix "C" to the accompanying information circular and proxy statement of the Fund dated October 25, 2010 (the "Information Circular"), to approve the conversion of the Fund from its current trust structure to a corporate structure by way of a plan of arrangement (the "Arrangement") under Section 193 of the Business Corporations Act (Alberta), all as more particularly described in the Information Circular.

  FOR ☐ or AGAINST ☐

2.
Approval of Stock Option Plan

  If the Arrangement Resolution is passed, to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular, to approve a stock option plan, a copy of which is set forth in Appendix "E" to the Information Circular, for Enerplus Corporation ("Newco"), the successor to the Fund following completion of the Arrangement, to take effect upon completion of the Arrangement, all as more particularly described in the Information Circular.

  FOR ☐ or AGAINST ☐

3.
Approval of Shareholder Rights Plan

  If the Arrangement Resolution is passed, to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular, to approve a shareholder rights plan for Newco to take effect upon completion of the Arrangement, all as more particularly described in the Information Circular.

  FOR ☐ or AGAINST ☐

IMPORTANT NOTE:    IF NO DIRECTION IS MADE, FOR OR AGAINST, THE HOLDER'S EELP UNITS WILL NOT BE VOTED.

(continued on reverse)

PLEASE SELECT ONE OF THE FOLLOWING (see Note below):
☐	Direct the Trustee to Vote the EELP Units The Holder hereby directs the trustee to vote as indicated.
☐	Appointment of Fund Management as Proxy
The Holder hereby appoints Gordon J. Kerr, the President & Chief Executive Officer of EnerMark Inc. (the administrator of the Fund) or failing him, David A. McCoy, the Vice President, General Counsel & Corporate Secretary of EnerMark Inc., as proxyholder of the Holder, with the power of substitution, and authorizes them to represent and vote, as indicated above, all of the EELP Units which the Holder may be entitled to vote at the Meeting, and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof, and with discretionary authority as to any other matters that may properly come before the Meeting.

☐	Appointment of the Holder, or the Holder's Designee as Proxy
The Holder hereby appoints                                                   as proxyholder of the Holder and authorizes them to represent and vote, as indicated above, all of the EELP Units which the Holder may be entitled to vote at the Meeting, and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof, and with discretionary authority as to any other matters that may properly come before the Meeting.

IMPORTANT NOTE:    IF THE HOLDER DOES NOT COMPLETE ONE OF THE FOREGOING, COMPLETES MORE THAN ONE OF THE FOREGOING OR COMPLETES THE THIRD SELECTION BUT DOES NOT SPECIFY A DESIGNEE, THE HOLDER WILL BE DEEMED TO HAVE DIRECTED THE TRUSTEE TO VOTE THEIR EELP UNITS AS INDICATED.

DATED: , 2010
Signature of Holder

Name of Holder

Number of EELP Units Held

NOTES:

1.
This voting direction will not be valid and not be acted upon unless it is completed as outlined herein and delivered to Computershare Trust Company of Canada at the address shown on the envelope provided not less than 72 hours (excluding Saturdays, Sundays and holidays) before the Meeting or any adjournment thereof. The voting direction is valid only for the Meeting or any adjournment(s) of the Meeting.

2.
If this voting direction is not signed by the Holder of EELP Units, the votes to which the Holder of the EELP Units is entitled will not be exercised.

3.
If the Holder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

4.
This voting direction must be dated and the signature hereon should be exactly the same as the name in which the EELP Units are registered.

5.
Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

6.
A holder who has submitted a voting direction may revoke it at any time prior to the Meeting in compliance with the following rules. In addition to revocation in any other manner permitted by law a voting direction may be revoked by instrument in writing executed by the Holder or his attorney authorized in writing or, if the Holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the office of the Trustee at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the voting direction is to be acted upon or with a representative of the Trustee in attendance at the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits, the voting direction is revoked.

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  Exhibit 99.4